UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission file number: 001-38783

Village Farms International, Inc.

(Translation of Registrant’s name into English)

4700-80th Street

Delta, British Columbia Canada

V4K 3N3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐  Form 20-F             ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Village Farms International, Inc. (the “Company”) furnished to the SEC a report on Form 6-K on March 14, 2019 (the “Original 6-K”), which was amended on March 14, 2019. The Company is furnishing this further amended Form 6-K (the “Second Amended 6-K”) to refile in its entirety Exhibit 99.1 which includes the Company’s complete audited financial statements as of and for the years ended December 31, 2018 and 2017, including the Company’s statements of financial position and statements of changes in shareholders’ equity which were inadvertently omitted, among other amendments to the notes to the financial statements, from the Original 6-K, as amended. Except as specifically described in Exhibit 99.1 to this report, this Second Amended 6-K does not amend, modify or update any disclosures contained in the Original 6-K or the amended 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Village Farms International, Inc.
(Registrant)

	By:	/s/ Stephen C. Ruffini
Stephen C. Ruffini
Date: March 15, 2019		Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Audited Consolidated Annual Financial Statements, Years Ended December 31, 2018 and 2017.

99.2	Management’s Discussion and Analysis, Year Ended December 31, 2018 (previously furnished with Form 6-K furnished to the SEC on March 14, 2019)

99.3	Press release dated March 13, 2019 (previously furnished with Form 6-K furnished to the SEC on March 14, 2019)